2000 K Street, N.W. Suite 700 Washington, DC 20006 T: 202.822.9611

Eric S. Purple
epurple@stradley.com
202.507.5154

August 18, 2025

VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Filing Desk
Attn: Sonny Oh

Re:	Invesco QQQ TrustSM, Series 1 (File no. 811-08947)
Supplemental Comments on Preliminary Proxy Materials for Special Shareholder Meeting

Dear Mr. Oh:
On behalf of the above-named registrant (the “Trust”), the following are the Trust’s responses to supplemental comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which were communicated telephonically on August 13, 2025 with respect to the Trust’s preliminary proxy statement and related materials that were filed on July 17, 2025 (the “Proxy Statement”). Such comments supplemented initial comments from the Staff on the Proxy Statement, which were provided telephonically on July 31, 2025, and to which we responded to the Staff in correspondence filed via Edgar transmission on August 11, 2025.  Each supplemental Staff comment as we understand them is summarized below, followed by the Trust’s response to the comment. Any capitalized terms used herein that are not defined have the same meaning as in the Proxy Statement. We confirm that where changes are made to one section of the Proxy Statement, we will make conforming changes to similar disclosures throughout the Proxy Statement, as applicable.  As each of the supplemental comments relates to a redlined draft of the definitive proxy statement that we provided to the Staff in the form of an emailed courtesy copy, we are attaching a copy of that draft to this letter as an exhibit consistent with the Staff’s earlier request to do so.  All page references in this letter are to that document.
1)
Comment:  On page 6, in the first paragraph of the subsection “Benefits to Invesco and Risks Associated with the Advisory Agreement,” please revise the fourth sentence to state: “Instead, such expenses would be borne entirely by Invesco out of Invesco’s own resources. Importantly, such Marketing Expenses are not elements of the unitary fee itself.”

Response: We have revised the disclosure accordingly.

Stradley Ronon Stevens & Young, LLP  |  stradley.com
Chicago  |  Los Angeles  |  New York  |  Philadelphia  |  Washington, D.C.

August 18, 2025

2)
Comment:  On page 7, under the heading “Benefits to Invesco and Risks Associated with Utilizing Invesco’s Affiliated Broker for Portfolio Transactions,” the disclosure states that the Trust and its board would be expected to comply with certain regulatory requirements, including, for example, Rule 17e-1 under the 1940 Act. Please revise the disclosure to also include reference to Section 17(e) of the 1940 Act.

Response: We have added disclosure to refer to Section 17(e), as well as Rule 17e-1, in the manner requested by the Staff.

3)
Comment:  On page 11, in the discussion of Proposal 1 under the heading “Background of the Proposal: Existing Structure and Proposed Conversion,” please clarify the disclosure in the fourth paragraph to confirm that if Shareholders approve Proposal 1 (rather than all Proposals), the Trust’s Governing Instruments will be amended.

Response: We have revised the disclosure to the paragraph cited by the Staff to state as follows:

Therefore, if Shareholders approve Proposal 1, the Governing Instruments will be amended to modify the principal aspects of the Governing Instruments that result in the Trust being classified as a UIT, and instead will establish an operating structure for the Trust that is substantially similar to those of ETFs organized as Open-End Funds. …

If Proposal 1 is approved and implemented, the Trust also will adopt by-laws that govern activities of the Trust’s board of trustees, the Trust’s shareholders, and other such matters typical for Open-End Funds, including any required policies and procedures related to its operations and compliance.

4)
Comment:  On page 34, in the second paragraph under the subheading “Comparison to Unitary Fee Structure under the Advisory Agreement,” the disclosure states that out of the proposed unitary management fee, Invesco would pay for “substantially all expenses of the Trust, including the costs of transfer agency, custody, fund administration, index licensing, marketing, legal, audit and other services…”. Please delete the reference to the term “marketing” from this sentence.  Please also delete the reference in similar disclosure appearing on page 35 under the same subheading.

Response: We have revised the disclosure to remove the reference to marketing in both instances where it appears.

5)
Comment:  In the first paragraph on page 35, please revise the cited disclosure to read as follows: “…under the Advisory Agreement any marketing of the Trust, including Marketing Expenses, would not be paid by the Trust. Rather, such expenses would be borne entirely by the Adviser out of the Advisor’s own resources.”

Response: We have revised the disclosure in the manner requested by the Staff.

August 18, 2025

6)
Comment:  In the fourth paragraph on page 35, please revise the cited disclosure to read as follows: “…the amount to be spent on external marketing will be at Invesco’s discretion going forward (subject to oversight by the Board) and at Invesco’s expense out of its own resources.”

Response: We have revised the disclosure in the manner requested by the Staff.

* * *
Please direct questions or comments relating to this filing to me at the above-referenced telephone number or Mark Greer at (312) 964-3505.

Sincerely,

/s/ Eric S. Purple
Eric S. Purple

cc:	Adam Henkel, Esq.
Jeff Kupor, Esq.
Invesco Capital Management